Exhibit 99.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cresco Labs Inc. (the “Company”)

2500 Park Place, 666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

Item 2.	Date of Material Change

January 22, 2021

Item 3.	News Release

A news release (attached as Exhibit A hereto) with respect to the material change was disseminated by the Company on January 22, 2021 through Business Wire and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Change

On January 22, 2021, the Company announced the closing of its previously announced overnight marketed offering of subordinate voting shares of the Company at a price of C$16.00 per share for total gross proceeds of approximately US$125 million.

Item 5.1	Full Description of Material Change

See attached news release.

Item 5.2.	Disclosure of Restructuring Arrangements

Not applicable.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

John Schetz, General Counsel

Phone: (312) 929-0993

Email: john.schetz@crescolabs.com

Item 9.	Date of Report

February 1, 2021

EXHIBIT “A”

See attached.

Cresco Labs Announces Closing of Offering of Subordinate Voting Shares

CHICAGO – January 21, 2021 – Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco” or the “Company”), one of the largest vertically integrated multistate cannabis operators in the United States, announced today the closing of its previously announced best efforts overnight marketed offering (the “Offering”) of subordinate voting shares (the “Offered Securities”) of the Company at a price of C$16.00 per share for total gross proceeds of approximately US$125 million.

The Offered Securities were offered in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement dated January 19, 2021 to the Company’s base shelf prospectus dated July 25, 2019 (collectively, the “Prospectus”) and in the United States on a private placement basis to “qualified institutional buyers” pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The Company intends to use the net proceeds of the Offering for organic and inorganic growth opportunities and general corporate purposes.

ATB Capital Markets Inc. acted as sole bookrunner for the Offering and A.G.P./Alliance Global Partners acted as the sole U.S. sub-agent and financial advisor to the Company in connection with the Offering in the United States.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The subordinate voting shares have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Offered Securities may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Cresco Labs

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer- packaged goods approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted brands including Cresco, Remedi, High Supply, Cresco Reserve, Good News, Wonder Wellness, FloraCal Farms and Mindy’s Chef Led Artisanal Edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry..

Cresco Labs

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward- looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts:

Media:

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

Investors:

Jake Graves

Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com